EX-99.B-77D

SUB-ITEM 77D(g): Any other investment policy set forth in the registrant’s charter, by-laws or prospectus.

Ivy Funds Variable Insurance Portfolios

Supplement dated August 18, 2011 to the

Ivy Funds Variable Insurance Portfolios Prospectus dated April 29, 2011 and as supplemented June 8, 2011 and August 8, 2011

The following replaces the first paragraph of the “Principal Investment Strategies” section for Ivy Funds VIP Mid Cap Growth:

Ivy Funds VIP Mid Cap Growth seeks to achieve its objective by investing primarily in common stocks of mid cap companies that Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, believes offer above-average growth potential. Under normal market conditions, the Portfolio invests at least 80% of its net assets in the securities of mid cap companies, which typically are companies with market capitalizations within the range of companies in the Russell Mid Cap Growth Index. As of June 30, 2011, this range of market capitalizations was from approximately $328.8 million to $17.9 billion.

The following replaces the third, fourth and fifth sentences in the first paragraph of the “More about the Portfolios – Additional Information about Principal Investment Strategies, Other Investments and Risks” section for Ivy Funds VIP Mid Cap Growth:

Mid cap companies typically are companies with market capitalizations within the range of companies in the Russell Mid Cap Growth Index. As of June 30, 2011, this range of market capitalizations was from approximately $328.8 million to $17.9 billion. For this purpose, WRIMCO considers a company’s capitalization at the time the Portfolio acquires the company’s securities. Securities of a company whose capitalization range exceeds the mid cap range after purchase will not be sold solely because of the company’s increased capitalization.